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                                                                   Exhibit 4(c)

                  THE VARIABLE ANNUITY LIFE INSURANCE COMPANY
                                (THE "COMPANY")
                              2929 ALLEN PARKWAY
                             HOUSTON, TEXAS 770191

                            AMENDATORY ENDORSEMENT

This Endorsement is made a part of the individual annuity contract (the "Contract") or group annuity certificate (the "Certificate") to which it is attached. This Endorsement shall supersede certain provisions of the Contract or Certificate or any endorsement issued prior to or concurrent with this Endorsement. All capitalized terms not otherwise defined in this Endorsement shall have the same meaning as ascribed in the Contract or Certificate. This Endorsement amends the Contract or Certificate as follows:

1. Guaranteed Minimum Interest Rate. This Endorsement changes both the guaranteed minimum interest rate that will be credited to amounts in the fixed interest options and the guaranteed minimum interest rate that will be used to determine fixed annuity payments during the Annuity Period as follows:

    (i) The guaranteed minimum interest rate that will be credited to amounts in the fixed interest options during the Accumulation Period is [1.0% to 3.0%] per year.

    (ii) The guaranteed Minimum Interest Rate that will be used to determine minimum fixed annuity payments during the Annuity Period is [1.0% to 3.0%] per year.

2. Deferral of Payments. In accordance with state law, We may defer payments up to six months after receiving a request for a full and immediate surrender of the Contract or Certificate that would otherwise be permitted there under, including amounts accumulated in the fixed interest options, provided however that exercise of such authority shall be subject to written approval by the insurance commissioner of the state where this individual Contract is issued or where the group contract is issued for this Certificate. If We defer payment pursuant to this Section 2, interest will accrue until the payment is made.

3. Death Benefit. The following additional provisions shall apply to any death benefit prior to the Annuity Period that is determined under Section 4 of the Contract or Certificate. The term "You" as used in this Endorsement means the person who is the measuring life for the death benefit, which may be the Contract Owner, Participant or Annuitant depending on the term specified in the Contract or Certificate to which this Endorsement is attached.

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(i)If the total amount of any death benefit payable from the Fixed Interest
   Options and Variable Investment Options of the Contract or Certificate exceeds the Accumulation Value as of the date we receive proof of death. Such total death benefit shall not exceed an Adjusted Purchase Payment Amount, determined as follows:

    a. On the Contract or Certificate Date the Adjusted Purchase Payment amount shall be the sum of all Purchase Payments under the Contract or Certificate. On any subsequent date the Adjusted Purchase Payment Amount shall be increased by additional Purchase Payments made to the Contract or Certificate, and reduced proportionately by all prior Gross Withdrawals in the manner described in (i)c below. Until You attain age 70, the Adjusted Purchase Payment Amount shall be further increased with interest at the annual rate specified in Section (ii) below.

    b. Gross Withdrawals shall include all withdrawals and associated fees and charges as well as any portion of the Accumulation Value that has been applied for an Annuity Income Option.

    c. Each Gross Withdrawal shall result in a proportionate reduction in the Adjusted Purchase Payment Amount, determined by multiplying the Adjusted Purchase Payment Amount, measured immediately prior to the Gross Withdrawal, by a fraction. Such fraction shall be equal to the Gross Withdrawal divided by the Accumulation Value immediately prior to the Gross Withdrawal.

(ii)The interest rate used in determining any death benefit payable under the Contract or Certificate, where death occurs prior to attaining age 70, shall be [1.0% to 2.0%].

All other terms and conditions of the Contract or Certificate (as modified by any other endorsement issued therewith) remain unchanged. The provisions of this Endorsement shall be effective on the Contract or Certificate date of issue.

                   THE VARJABLE ANNUITY LIFE INSURANCE COMPANY

                                                    [  /s/ Katherine Stoner  ]

                                                             SECRETARY

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